
Mail Stop 4631

January 28, 2010

Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 27, Wang Gang Road
Jin Nan (Shuang Gang) Economic and Technology Development Area
Tianjin, People's Republic of China 300350

     Re: Shengkai Innovations, Inc.
             Form 10-K for Fiscal Year Ended June 30, 2009
             File No. 0-51972

Dear Mr. Chen:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

Intellectual Property, page 18

1.   We note your statement that you have applied for and obtained nine patents in the PRC for the products listed on page 19. However, it is unclear which of the 18 products listed have received patents and the duration of those patents. Please clarify the status of your intellectual property in future filings. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Note 1. Organization and Principal Activities, page F-8

2.   We note you consolidate your operating subsidiary, Tianjin Shengkai Industrial Technology Development Co., Ltd ("Shengkai") as a variable interest entity (VIE). Please provide us your complete analysis under FIN 46(R) including how Shengkai meets the definition of a VIE and how you determined that you are the primary beneficiary.

Note 10. Preferred Stock and Warrants, page F-21

3.   We note your disclosures surrounding the issuances of convertible preferred stock and warrants on June 11, 2008 and July 18, 2008 and have the following comments.

- Please tell is if there are any circumstances where the warrants could be required to be settled for cash.
- Please tell us what provisions, if any, exist for the holders of the warrants in the event that you are unable to issue shares when the warrants are exercised.
- We note your disclosure related to the cash redemption feature of the convertible preferred stock. Please provide us a comprehensive explanation of all the circumstances where cash redemption could be required. Please also provide us a comprehensive analysis of your accounting for the preferred shares and your determination to classify them in permanent equity.

Exhibit 31.1

4.   In future filings, please file a certification that conforms precisely to the requirements of Item 601(b)(31)(i) of Regulation S-K. In particular, we note the addition of the word "annual" in paragraphs 2 and 3 and the exclusion of "(the registrant's fourth fiscal quarter in the case of an annual report) in paragraph 4(d).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding the financial statements and related comments. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant